FURTHER SUPPLEMENT
(To Supplement dated December 8, 1995 to Prospectus dated February 9, 1994 and Prospectus Supplement dated March 18, 1994)

THE PRUDENTIAL HOME MORTGAGE SECURITIES COMPANY, INC.                     [LOGO]

                                     Seller

               MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1994-12
              INTEREST PAYABLE MONTHLY, COMMENCING IN JANUARY 1996

                    VARIABLE RATE(1) CLASS A-8 CERTIFICATES
                      (1) ON THE CLASS A-8 NOTIONAL AMOUNT
                             ---------------------

    Prospective investors should be aware of the following:

    (A)As of January 30, 1996, as a result of recent flooding (the "1996 Floods"), all counties in the Commonwealth of Pennsylvania, all counties in the State of Maryland, 21 counties in the State of West Virginia, 11 counties in the State of New York, 6 counties in the State of Ohio and 5 counties in the Commonwealth of Virginia (the "1996 Flood Counties") were declared federal disaster areas eligible for federal disaster assistance. As of November 17, 1995, 41 Mortgage Loans having an aggregate Unpaid Principal Balance of approximately $11,110,233 were secured by Mortgaged Properties that are located in the 1996 Flood Counties. In addition, other counties may have been and may become affected by the 1996 Floods. Neither the Seller nor the Servicer has undertaken the physical inspection of any Mortgaged Properties. As a result, there can be no assurance that material damage to any Mortgaged Property in the affected region has not occurred.

    (B)The last paragraph under "Risk Factors and Special Considerations" set forth on page S1-3 of the Supplement dated December 8, 1995 to the
Prospectus dated February 9, 1994 and the Prospectus Supplement dated March 18, 1994 is hereby replaced in its entirety with the following:

    The Seller and the Servicer are each either a direct or indirect, wholly owned subsidiary of Residential Services Corporation of America, which is a direct, wholly owned subsidiary of The Prudential Insurance Company of America, a mutual insurance company organized under the laws of the State of New Jersey ("Prudential Insurance"). On January 29, 1996, Prudential Insurance announced that it had entered into a definitive agreement (the "Sale Agreement") to sell a substantial portion of its residential mortgage operations to Norwest Mortgage, Inc., a California corporation ("Norwest Mortgage"), and Norwest Bank Minnesota National Association, a national banking association ("Norwest Bank" and, collectively with Norwest Mortgage, "Norwest"). In connection therewith, on the closing date specified pursuant to the Sale Agreement (the "Sale Date"), which is currently expected to be on or about April 30, 1996, Norwest Mortgage will acquire from the Servicer substantially all of its assets and businesses, other than certain mortgage loans and the Servicer's right to service mortgage loans underlying series of mortgage pass-through certificates representing interests in trusts formed by the Seller or by Securitized Asset Sales, Inc., an affiliate of the Seller and the Servicer ("SASI"), including the Mortgage Loans in the Trust Estate, and certain other mortgage servicing rights (all such servicing rights collectively, the "Retained Servicing"). It is the present intention of the Servicer to sell the Retained Servicing, from time to time as market conditions warrant, in one or more transactions to one or more purchasers, which may include Norwest Mortgage, and to effectively exit the mortgage loan origination and servicing business as of the Sale Date.

    In order to assure the performance of the Servicer's obligations as servicer under the Pooling and Servicing Agreement as well as under other pooling and servicing agreements pursuant to which various series of the Seller's mortgage pass-through certificates were issued and other agreements pursuant to which the Servicer performs Retained Servicing with respect to mortgage loans underlying series of mortgage pass-through certificates representing interests in trusts formed by the Seller or SASI (each, a "Servicing Agreement") and under each other agreement pursuant to which the Servicer performs Retained Servicing with respect to mortgage loans not underlying series of mortgage pass-through certificates representing interests in trusts formed by the Seller or SASI (each, an "Other Servicing Agreement"), the Servicer, Prudential Insurance and Norwest intend to enter into the following arrangements:

    1. SUBSERVICING AGREEMENT. The Servicer, Prudential Insurance and Norwest Mortgage will enter into a subservicing agreement (the "Subservicing Agreement"), pursuant to which the Servicer will delegate to Norwest Mortgage, and Norwest Mortgage will agree to perform, all of the Servicer's duties and obligations as mortgage loan servicer under the Pooling and Servicing Agreement and each Servicing Agreement and Other Servicing Agreement, other than the Servicer's duties with respect to the administration and disposition of real estate acquired upon foreclosure, which latter duties will remain the responsibility of the Servicer with the particular functions to be delegated by the Servicer to Prudential Asset Recovery, Inc., an affiliate of the Seller, the Servicer, SASI and Prudential Insurance, or other third party contractors. With respect to the Series 1994-12 Certificates, such duties include collection of mortgage payments, maintenance of tax and insurance escrows, advancing for borrower delinquencies and unpaid taxes, to the extent required by the Pooling and Servicing Agreement, and foreclosure or other realization activities in connection with defaulted Mortgage Loans.

                                                   (CONTINUED ON FOLLOWING PAGE)

                            ------------------------

                                LEHMAN BROTHERS

JANUARY 31, 1996

(CONTINUED FROM PREVIOUS PAGE)

    Under the Subservicing Agreement, Norwest Mortgage will be obligated to make any principal and interest or other advances required to be made by the Servicer under the Pooling and Servicing Agreement as well as under each Servicing Agreement or Other Servicing Agreement, provided that the aggregate unreimbursed amount of such advances at any time does not exceed $100 million. The Servicer will be obligated to reimburse Norwest Mortgage for the amount of any such advances, plus interest, from its own funds. The Servicer will remain obligated under the Pooling and Servicing Agreement and each Servicing Agreement and Other Servicing Agreement for all required advances which are not made by Norwest Mortgage for any reason. In order to provide for its obligation to make advances after the Sale Date, the Servicer will enter into a Loan Agreement with Prudential Funding Corporation, an affiliate of the Seller, the Servicer, SASI and Prudential Insurance ("Funding"), pursuant to which Funding will provide the Servicer with a committed borrowing line (the "Loan Facility") in an amount required by each rating agency which has assigned ratings to mortgage pass-through certificates representing interests in trusts formed by the Seller or SASI, for the sole purpose of supporting advances required of the Servicer under the Pooling and Servicing Agreement and Servicing Agreements. Although the Servicer expects that the combination of Norwest Mortgage's advance obligation under the Subservicing Agreement and the Loan Facility will be adequate to provide for the continuation of all such advances, there can be no assurance that such mechanisms will be sufficient, or that after the Sale Date the Servicer will have sufficient other assets, to ensure that all required advances will be made.

    The Servicer will pay Norwest Mortgage a portion of the Servicer's servicing compensation under the Pooling and Servicing Agreement for its activities as subservicer. The Subservicing Agreement will have an initial term of five years from the Sale Date and may be extended for consecutive three year terms by the Servicer, at its option, provided that the Servicer and Norwest Mortgage agree, in the exercise of good faith, on the subservicing compensation for each such renewal term. The Subservicing Agreement will be terminable by the Servicer, from time to time, with respect to any Mortgage Loans as to which the Servicer arranges to sell the Retained Servicing.

    2. CERTIFICATE ADMINISTRATION AGREEMENT. The Servicer and Norwest Bank will enter into an agreement (the "Certificate Administration Agreement"), pursuant to which the Servicer will delegate to Norwest Bank, and Norwest Bank will agree to perform, all of the Servicer's obligations with respect to administrative and reporting functions under the Pooling and Servicing
Agreement. Such duties include calculation of distributions, preparation and filing of tax returns, preparation of reports to investors and preparation and filing of periodic reports under the Securities Exchange Act of 1934, as amended.

    The Subservicing Agreement and the Certificate Administration Agreement will collectively provide for the delegation of substantially all of the Servicer's duties and obligations under the Pooling and Servicing Agreement. While the Pooling and Servicing Agreement provides that the Servicer will remain liable for its obligations thereunder until the related Retained Servicing is transferred in the manner permitted thereby, from and after the Sale Date the Servicer is not expected to have any servicing capability or employees with which to perform such obligations.

    Under the Pooling and Servicing Agreement, the Seller is required, with respect to any Mortgage Loan found to have defective documentation or in respect of which the Seller has breached a representation or warranty, either to repurchase such Mortgage Loan or to substitute a new mortgage loan therefor. Each such Mortgage Loan was, in turn, acquired by the Seller from the Servicer pursuant to an agreement under which the Servicer is required to repurchase or substitute for any such Mortgage Loan so repurchased or substituted for by the Seller. Although after the Sale Date the Servicer will continue to own the Retained Servicing, the Servicer intends to sell the Retained Servicing as expeditiously as market conditions permit. Accordingly, there can be no assurance that at any time after the Sale Date the Servicer will have any material assets with which to satisfy such obligations to the Seller. In such event, the Seller would be unable to fulfill its repurchase or substitution obligations under the Pooling and Servicing Agreement. However with respect to any Mortgage Loan subserviced pursuant to the Subservicing Agreement, Prudential Insurance will agree in the Subservicing Agreement to provide the funds to repurchase such Mortgage Loan.

    According to information supplied by Norwest Mortgage, at December 31, 1995, Norwest Mortgage was the nation's largest mortgage originator and had a servicing portfolio of more than $107 billion. In 1995, Norwest Mortgage originated over $33 billion of residential mortgage loans. Headquartered in Des Moines, Iowa, Norwest Mortgage has more than 700 loan production offices in all 50 states.